Exhibit 99.2

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

for the six-month periods ended June 30, 2019 and 2018

amounts in thousands except per share amounts

	Six-Month Periods Ended June 30,
	2019	2018
	USD	USD
Research and development costs	(626)	(1,843)
General and administrative costs	(2,602)	(5,803)
Operating loss	(3,228)	(7,646)
Foreign exchange rate gain	187	1,859
Other finance income	191	313
Loss before taxes	(2,850)	(5,474)
Income tax benefit	—	204
Net loss for the period	(2,850)	(5,270)

Net loss for the period attributable to:
Equity holders of the Parent	(2,850)	(5,270)
Per share amounts:
Net loss per share basic and diluted	(0.03)	(0.06)

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